Filed pursuant to Rule 433
Dated October 27, 2011
Relating to
Pricing Supplement No. 1,055 dated October 27, 2011 to
Registration Statement No. 333-156423

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2021 (Reopening)

Issuer:	Morgan Stanley
Principal Amount:
$1,000,000,000.  The notes offered hereby constitute a further issuance of, and will be consolidated with, the $1,500,000,000 aggregate principal amount of Fixed Rate Senior Notes Due 2021 issued by us on July 28, 2011.  The notes offered hereby will have the same CUSIP number as the previously issued Fixed Rate Senior Notes Due 2021 and will trade interchangeably with the previously issued Fixed Rate Senior Notes Due 2021 immediately upon settlement.  Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $2,500,000,000

Maturity Date:	July 28, 2021
Trade Date:	October 27, 2011
Original Issue Date (Settlement):	November 1, 2011 (T+3)
Interest Accrual Date:	July 28, 2011
Issue Price (Price to Public):	98.533%, plus accrued interest
Agents’ Commission:	0.45% of the principal amount
All-in Price:	98.083%, plus accrued interest
Net Proceeds to Issuer:	$980,830,000, plus accrued interest
Interest Rate:	5.500% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each January 28 and July 28, commencing January 28, 2012
Day Count Convention:	30/360
Optional Make-Whole Redemption:	Yes (treasury spread: plus 37.5 basis points)
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61747WAL3
ISIN:	US61747WAL37
Issuer Ratings:	A2 (Moody’s) / A (Standard & Poor’s) / A (Fitch) / A+ (R&I) / A (high) (DBRS) (Negative / Negative / Watch Negative / Negative / Negative)
Agents:
Morgan Stanley & Co. LLC and such other agents as shall be named in the above-referenced Pricing Supplement.  MS & Co. is our wholly-owned subsidiary.  MS & Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated December 23, 2008
Prospectus Dated December 23, 2008